Jay S. Benet Vice Chairman and Chief Financial Officer The Travelers Companies, Inc. One Tower Square-2MS Hartford, CT 06183 (860) 277-7580 (860) 277-8136 (fax) JSBenet@travelers.com

May 22, 2012

For Use of SEC Staff Only

VIA EDGAR AND COURIER

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	The Travelers Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 16, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed April 19, 2012
File No. 001-10898

Dear Mr. Rosenberg:

This letter is in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 9, 2012, concerning The Travelers Companies, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2011 and Form 10-Q for the quarter ended March 31, 2012, as referenced above.  We set forth your comments (displayed in bold) and our responses below.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Notes to Consolidated Financial Statements

Note 11:  Contingencies, Commitments and Guarantees

Gain Contingencies, page 28

1.               Regarding the lawsuit against American Re-Insurance Company, you state that you accounted for the $251 million judgment in the reinsurance recoverable line item on the consolidated balance sheet and that you did not record interest awarded in the amount of $216 million because it is a gain contingency.  Please address the following comments and reference for us the authoritative literature you rely upon to support your position:

•                  Please explain why you believe it is appropriate to record the $251 million judgment in reinsurance recoverable considering American Re-Insurance Company was granted permission to appeal the judgment.

Company response:

The reinsurance recoverable of $251 million was recorded a number of years ago concurrently with the recording of incurred losses from the underlying direct policies in accordance with the accounting guidance contained in FASB Accounting Standards Codification (ASC) 944.  The $251 million represents the amount contractually owed to the Company under the terms of the reinsurance agreements with American Re-Insurance Company and other reinsurers.  At each reporting period, the Company considers this $251 million reinsurance recoverable in its ongoing review of its reinsurance recoverables for the determination of an appropriate allowance for estimated uncollectible reinsurance, taking into account the developing nature of the dispute, the current status of negotiation efforts with the counterparties, applicable coverage defenses, the ability of the counterparties to pay, amounts collected from other reinsurers, and other relevant factors.

The Company currently expects to collect the full $251 million reinsurance recoverable based upon: (a) our analysis of our rights under the reinsurance contracts at issue; (b) the trial court’s written decision agreeing with our position and entering judgment in our favor for the full contractual amount of $251 million; and (c) the Appellate Division’s decision affirming the trial court’s decision in all respects. Given that two courts have now issued written opinions agreeing with our view of the merits of this dispute, we continue to believe that the contractual amount is probable of recovery, notwithstanding the reinsurers’ appeal.  In addition, the Company does not believe that it faces any credit risk relating to this judgment, as the reinsurers have posted a surety bond well in excess of the reinsurance recoverable amount.

ASC 944-40-25 requires reinsurance recoverables to be recognized in a manner consistent with the liabilities (including estimated amounts for claims incurred but not reported) relating to the underlying reinsured contracts. Assumptions used in estimating reinsurance recoverables are required to be consistent with those used in estimating the related liabilities. ASC 944-605-25 provides an illustration of the reporting of reinsurance recoverables from short duration contracts, as well as an allowance for uncollectible reinsurance.

Based on the above, the Company also believes its accounting is consistent with the guidance contained in SEC Staff Accounting Bulletin Topic 5-Y for uncertainties regarding the legal sufficiency of insurance claims (in this case reinsurance claims).

•                  Tell us whether you believe you will collect the $251 million judgment and clarify whether any of your $345 million in allowance for uncollectible reinsurance recoverable as presented in Schedule V relates to this issue.

Company response:

As discussed above, the Company believes it will collect the $251 million reinsurance recoverable.

The $345 million of allowance for uncollectible reinsurance recoverable presented in Schedule V at March 31, 2012 does not include an amount related to this issue.

•                  Please explain why you believe that only the $216 million in interest is a gain contingency.

Company response:

As described above, the $251 million was recorded in accordance with reinsurance accounting guidance and is included in the Company’s ongoing review of reinsurance recoverables for the determination of its allowance for uncollectible reinsurance.  The $216 million in interest represents the amount awarded by the court in excess of the amount due the Company under the terms of the reinsurance agreements, and, accordingly, is accounted for as a contingent gain.  The interest accrues at 9% simple interest pursuant to a New York statute.

The Company applied the guidance contained in paragraph 83a of Statement of Financial Concepts No. 5, Recognition and Measurement in Financial Statements of Business Enterprises, which provides that revenues and gains are realizable when related assets received or held are readily convertible to known amounts of cash or claims to cash.  Additionally, the guidance contained in ASC 450-30-25-1 provides that a contingency that might result in a gain usually should not be reflected in the financial statements because to do so might be to recognize revenue before its realization.  As a result, the Company concluded that the amount due under the terms of the reinsurance contract should be accounted for under ASC 944 as discussed above and that the gain related to the interest should not be recognized until it is realized or realizable, applying the accounting guidance and disclosure requirements for gain contingencies contained in ASC 450-30.

•                  Tell us if there are penalties included in the $216 million or what is included in this amount.  In this regard, it appears that the interest accrued from the $169 million at the initial judgment date of October 25, 2010 through the Appellate Division affirmation date of January 24, 2012 is greater than your stated 9% rate.

Company response:

In accordance with the judgment, the $216 million amount consists of: 1) pre-judgment interest of $169 million that accrued at 9% simple interest on $251 million through October 25, 2010, the date the trial court entered judgment and 2) post-judgment interest of $47 million that accrued at 9% simple interest on $420 million ($251 million plus the pre-judgment interest of $169 million) from October 25, 2010 through January 24, 2012, the date the Appellate Division affirmed the judgment.

Post-judgment interest continues to accrue at the rate of 9% simple interest until the judgment is paid.  There are no penalties included in this amount.

•                  Confirm for us whether American Re-Insurance Company is appealing the entire judgment or a portion of the judgment.

Company response:

American Re-Insurance Company and the other reinsurers are appealing the entire judgment.

*      *      *      *      *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the items discussed in this letter, please contact me at 860-277-7580 (facsimile: 860-277-8136).

Sincerely,

Jay S. Benet
Vice Chairman & Chief Financial Officer

cc:	D. Keith Bell
Edward J. Metzger, KPMG